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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

       Certificate and Notice of Termination of Registration under Section
       12(g) of the Securities Exchange Act of 1934 or Suspension of Duty
                   to File Reports Under Sections 13 and 15(d)
                     of the Securities Exchange Act of 1934

                         Commission File Number 0-17685


                    BASS INCOME PLUS FUND LIMITED PARTNERSHIP
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             (Exact name of registrant as specified in its charter)


                                 4000 Park Road
                         Charlotte, North Carolina 28209
                                 (704) 523-9407
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 DEPOSITARY RECEIPTS FOR DEPOSITARY GROWTH UNITS
                 DEPOSITARY RECEIPTS FOR DEPOSITARY INCOME UNITS
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             (Title of each class of securities covered by this Form)

                                      NONE
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports

  Rule 12g-4(a)(1)(i)       ( X )              Rule 12h-3(b)(1)(ii)      (   )
  Rule 12g-4(a)(1)(ii)      (   )              Rule 12h-3(b)(2)(i)       (   )
  Rule 12g-4(a)(2)(i)       (   )              Rule 12h-3(b)(2)(ii)      (   )
  Rule 12g-4(a)(2)(ii)      (   )              Rule 15d-6                (   )
  Rule 12h-3(b)(1)(i)       (   )

 Approximate number of holders of record as of the certificate or notice date:

                          Depositary Growth Units: None
                                                   ----
                          Depositary Income Units: None
                                                   ----

         Pursuant to the requirements of the Securities Exchange Act of 1934, Bass Income Plus Fund Limited Partnership has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                                            Marion Bass Real Estate Group, Inc.
                                            Managing General Partner


DATE:     March 27, 1998               BY:           /s/
      ---------------------------           -----------------------------------
                                            Marion F. Bass, President